UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 14, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On July 14, 2014, Dollar Tree, Inc. issued a press release regarding the Company's transition of the leadership role within Investor Relations to Randy Guiler, who succeeds Timothy Reid, who is retiring. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated July 14, 2014 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: July 14, 2014   By: /s/ Kevin S. Wampler
                                            Kevin S. Wampler
                                            Chief Financial Officer

Exhibit 99.1 -   Press release dated July 14, 2014 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. Announces Transition of Investor Relations Leadership Role

Randy Guiler named Vice President, Investor Relations

CHESAPEAKE, Va. - July 14, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, announced that, effective July 14, 2014, Randy Guiler has joined Dollar Tree as Vice President, Investor Relations. Mr. Guiler will succeed Timothy Reid, who is retiring.

Mr. Guiler, age 49, is joining Dollar Tree, Inc. after nearly fifteen years with Tractor Supply Company, including leading Tractor Supply's investor relations efforts for the past ten years. Prior to his role as Vice President, Investor Relations & Corporate Communications, Mr. Guiler also had responsibility for Tractor Supply's treasury and risk management functions. Mr. Guiler obtained his undergraduate degree in Accounting from Belmont University in 1987, and his Masters in Business Administration from Middle Tennessee State University in 2001.

Mr. Guiler will report directly to Kevin Wampler, Chief Financial Officer.

"We are very pleased to announce that Randy has joined the Dollar Tree team," said Kevin Wampler. "Through our extensive search for Tim's successor, Randy's communication skills and investor relations experience with a successful, high growth retailer matched what we were looking for. The fact that Randy has had previous working relationships with nearly a dozen of our covering analysts should contribute to a smooth transition in this key leadership role."

Mr. Reid, age 61, joined Dollar Tree in 2005 and has led the Company's investor relations efforts for the past nine years. Efforts to locate his successor commenced earlier this year after Mr. Reid conveyed his retirement plans to the Dollar Tree leadership team.

Wampler added "All of us at Dollar Tree are appreciative of Tim's significant contributions to our Company through the past nine years, and we congratulate him on his successful 39-year business career. We offer our best wishes to Tim and his family."

Dollar Tree, a Fortune 500 Company, operated 5,080 stores in 48 states and 5 Canadian Provinces as of May 3, 2014, with total retail selling square footage of 44.0 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:

Dollar Tree, Inc., Chesapeake, Virginia

Randy Guiler, 757-321-5284

www.DollarTree.com